UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

Global Power Equipment Group Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
37941P108
(CUSIP Number)
September 16, 2010
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37941P108
1			Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only): Carl Marks Management Company, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ]
(b) [X]
3			SEC Use Only
4			Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power:	894,996*
	6	Shared Voting Power:	0
	7	Sole Dispositive Power:	894,996*
	8	Shared Dispositive Power:	0

9			Aggregate Amount Beneficially Owned by Each Reporting Person: 894,996*
10			Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
11			Percent of Class Represented by Amount in Row (9): 5.8%*
12			Type of Reporting Person (See Instructions): IA
* See Item 2(a)

CUSIP No. 37941P108
1			Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only): Andrew M. Boas*
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ]
(b) [X]
3			SEC Use Only
4			Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power:	0
	6	Shared Voting Power:	894,996*
	7	Sole Dispositive Power:	0
	8	Shared Dispositive Power:	894,996*

9			Aggregate Amount Beneficially Owned by Each Reporting Person: 894,996*
10			Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
11			Percent of Class Represented by Amount in Row (9): 5.8%*
12			Type of Reporting Person (See Instructions): IN
* See Item 2(a)

CUSIP No. 37941P108
1			Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only): Robert C. Ruocco*
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ]
(b) [X]
3			SEC Use Only
4			Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power:	0
	6	Shared Voting Power:	894,996*
	7	Sole Dispositive Power:	0
	8	Shared Dispositive Power:	894,996*

9			Aggregate Amount Beneficially Owned by Each Reporting Person: 894,996*
10			Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
11			Percent of Class Represented by Amount in Row (9): 5.8%*
12			Type of Reporting Person (See Instructions): IN
* See Item 2(a)

CUSIP No. 37941P108
1			Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only): James Forbes Wilson*
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ]
(b) [X]
3			SEC Use Only
4			Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power:	0
	6	Shared Voting Power:	894,996*
	7	Sole Dispositive Power:	0
	8	Shared Dispositive Power:	894,996*

9			Aggregate Amount Beneficially Owned by Each Reporting Person: 894,996*
10			Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
11			Percent of Class Represented by Amount in Row (9): 5.8%*
12			Type of Reporting Person (See Instructions): IN
* See Item 2(a)

Item 1(a).  Name Of Issuer:  Global Power Equipment Group Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:  5199 N. Mingo Road, Tulsa, Oklahoma 74117.

Item 2(a).  Name of Person Filing:  This Schedule 13G is being jointly filed by (i) Carl Marks Management Company, LLC (“CMMC”), a Delaware limited liability company, registered investment adviser and the investment adviser to (1) Carl Marks Strategic Investments, L.P. (“CMSI”), a Delaware limited partnership and private investment partnership that is the owner of 312,207 shares of common stock, par value $0.01 (“Common Stock”), of Global Power Equipment Group Inc. (the “Company”) reported on this Schedule, and (2) Carl Marks Strategic Opportunities Fund, L.P. (“CMSO”), a Delaware limited partnership and private investment partnership that is the owner of 582,788 shares of Common Stock reported on this Schedule, and (ii) each of the three individual managing members of CMMC, Messrs. Andrew M. Boas, Robert C. Ruocco and James Forbes Wilson.  CMSI GP, LLC (“CMSI GP”), a Delaware limited liability company, is the general partner of CMSI.  Carl Marks GP, LLC (“CMSO GP”), a Delaware limited liability company, is the general partner of CMSO.  Messrs. Boas, Ruocco and Wilson also serve as the managing members of CMSI GP and CMSO GP.
The 312,207 shares of Common Stock held by CMSI and the 582,788 shares of Common Stock held by CMSO, constituting, in the aggregate, 5.8% of the shares of Common Stock outstanding as of September 8, 2010, may be deemed to be beneficially owned (i) indirectly by CMMC, as the investment adviser to CMSI and CMSO, (ii) indirectly by CMSI GP, as the general partner of CMSI, and CMSO GP, as the general partner of CMSO, and (iii) indirectly, on a shared basis, by the individual managing members of CMMC, the investment adviser to CMSI and CMSO, who share the power to direct the vote or disposition of such securities.

Item 2(b).  Address of Principal Business Office or, if None, Residence: 900 Third Avenue, 33rd Floor, New York, New York 10022-4775.

Item 2(c).  Citizenship:  CMMC is organized under the laws of the State of Delaware.  Messrs. Boas, Ruocco and Wilson are citizens of the United States.

Item 2(d).  Title of Class of Securities:  Common Stock, par value $0.01 per share

Item 2(e).  CUSIP No.: 37941P108

Item 3.  If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

       Not applicable.

Item 4.  Ownership

(a)	Amount Beneficially Owned (as of September 16, 2010):	894,996*

(b)	Percent of Class (as of September 16, 2010):	5.8%*

(c)	Number of Shares as to which the person has:

(i)	sole power to vote or to direct the vote	*

(ii)	shared power to vote or to direct the vote	*

(iii)	sole power to dispose or to direct the disposition of	*

(iv)	shared power to dispose or to direct the disposition of	*

    *This Schedule 13G is being jointly filed by (i) Carl Marks Management Company, LLC (“CMMC”), a Delaware limited liability company, registered investment adviser and the investment adviser to (1) Carl Marks Strategic Investments, L.P. (“CMSI”), a Delaware limited partnership and private investment partnership that is the owner of 312,207 shares of common stock, par value $0.01 (“Common Stock”), of Global Power Equipment Group Inc. (the “Company”) reported on this Schedule, and (2) Carl Marks Strategic Opportunities Fund, L.P. (“CMSO”), a Delaware limited partnership and private investment partnership that is the owner of 582,788 shares of Common Stock reported on this Schedule, and (ii) each of the three individual managing members of CMMC, Messrs. Andrew M. Boas, Robert C. Ruocco and James Forbes Wilson.  CMSI GP, LLC (“CMSI GP”), a Delaware limited liability company, is the general partner of CMSI.  Carl Marks GP, LLC (“CMSO GP”), a Delaware limited liability company, is the general partner of CMSO.  Messrs. Boas, Ruocco and Wilson also serve as the managing members of CMSI GP and CMSO GP.
              The 312,207 shares of Common Stock held by CMSI and the 582,788 shares of Common Stock held by CMSO, constituting, in the aggregate, 5.8% of the shares of Common Stock outstanding as of September 8, 2010, may be deemed to be beneficially owned (i) indirectly by CMMC, as the investment adviser to CMSI and CMSO, (ii) indirectly by CMSI GP, as the general partner of CMSI, and CMSO GP, as the general partner of CMSO, and (iii) indirectly, on a shared basis, by the individual managing members of CMMC, the investment adviser to CMSI and CMSO, who share the power to direct the vote or disposition of such securities.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

See Items 2(a) and 4.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

    Not Applicable.

Item 8.  Identification and Classification of Members of the Group

Not Applicable.

Item 9.  Notice of Dissolution of Group

Not Applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 21, 2010

CARL MARKS MANAGEMENT COMPANY, LLC

By:	/s/ James Forbes Wilson
Name: James Forbes Wilson
Title: Managing Director

/s/ Andrew M. Boas
Andrew M. Boas

/s/ Robert C. Ruocco
Robert C. Ruocco

/s/ James Forbes Wilson
James Forbes Wilson

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)